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                                                                      EXHIBIT 21


NEWS RELEASE


                     CONTACT:         Andreas Sommer, Ph.D.
                                      President and Chief Executive Office
                                      (408) 450-5503


              CELTRIX'S SOMATOKINE(R) DEMONSTRATES POSITIVE EFFECTS
               IN PATIENTS RECOVERING FROM HIP FRACTURES CAUSED BY
                               SEVERE OSTEOPOROSIS

        Hip Bone Mineral Density and Tests of Functional Ability Indicate
          SomatoKine's Potential as Treatment for Severe Osteoporosis

         SANTA CLARA, CA -- December 2, 1998 -- Celtrix Pharmaceuticals, Inc. (Nasdaq: CTRX) today reported final results from its Phase II clinical feasibility study using SomatoKine(R) in the treatment of severely osteoporotic hip fracture surgery patients. The 26 patient, double-blinded and placebo-controlled multi-center study involved the treatment of severely osteoporotic patients recovering from hip fracture surgery. Patients were treated with either SomatoKine or a placebo for 2 months beginning shortly after hip fracture surgery and their progress was followed for a total of 6 months. The final data reveal significant treatment results in several key measurements including hip bone mass and tests of functional ability.

         The clinical data were presented by Piet Geusens, M.D., Ph.D., one of the principal investigators, at the joint meeting of the American Society for Bone and Mineral Research and the International Bone and Mineral Research Society in San Francisco.

         "We are very excited by the findings," said Andreas Sommer, Ph.D., Celtrix's president and chief executive officer. "Interim results reported in March 1998 provided a first indication of the potential positive effects of SomatoKine in severely osteoporotic hip fracture patients. The final data are consistent with the previously reported findings at the 3 month midpoint of the study. The results suggest that SomatoKine amplifies the body's natural bone metabolism. Short-term treatment with SomatoKine appears to have sustained effects. The findings suggest the potential usefulness of SomatoKine for the treatment of severe osteoporosis."

         Hip fracture patients are known to lose 5-9% of hip bone mineral density during the first 3 to 6 months following surgery which places them at high risk of re-fracture. However, after an initial loss of hip bone mineral density following hip fracture surgery, patients treated for 8 weeks with 1.0 mg/kg per day of SomatoKine regained a substantial portion of their hip bone mineral density. At 3 months post-surgery, they showed a hip bone mineral density decrease of less than 2% from baseline value. Remarkably, while only treated with SomatoKine for 2 months, these patients retained the rebuilt bone mass to the conclusion of the study 6 months post-surgery.

         Placebo patients and those treated with a lower dose of SomatoKine failed to regain lost bone. At 6 months post-surgery, placebo-treated patients had lost, as expected, approximately 6-7% of hip bone mineral density. Patients treated with lower doses of SomatoKine lost hip bone mineral density similar to the placebo-treated patients. To put this into perspective, population studies show that a 5% decrease in hip bone mineral density increases the risk of fracture by approximately 25%. Recovery from a second hip fracture can be difficult and lengthy and patients often do not regain pre-fracture mobility.

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"Celtrix's  SomatoKine  Demonstrates Positive Effects in Patients Recovering
from Hip Fractures Caused by Severe Osteoporosis"
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         Regaining strength and mobility is essential to recovery and longer-term patient health. Two important measures of strength and independence are grip strength and the ability to rise without assistance from the sitting position. Patients treated with 1.0 mg/kg per day of SomatoKine improved grip strength by approximately 10% while placebo patients recorded a reduction in grip strength of approximately 10%. Approximately 85% of the patients treated with 1.0 mg/kg per day were able to raise themselves from an armless chair without assistance from equipment or human help at 3 and 6 months post-surgery. By comparison, 3 months post-surgery, only 55% of the placebo and low dose patients could rise without help from equipment or another person, and this improved to only 60% by the end of the study.

         "There was a good rationale to carry out this study," said Piet Geusens, M.D., Ph.D., the study's coordinating principal investigator and Professor of Rheumatology at the Dr. L. Willems-Instituut in Belgium. "IGF-I, the anabolic component of SomatoKine, is one of the most abundant growth factors in bone, and levels in blood circulation and bone are known to decline with aging. Strong pre-clinical data suggested that SomatoKine may have positive effects on bone and muscle function. In addition, earlier human studies with SomatoKine revealed an impressive safety profile. I am excited about the outcome of this trial and look forward to further development of SomatoKine for the treatment of severe osteoporosis."

         "I was particularly delighted to see an effect of SomatoKine treatment on functional parameters such as `rising from an armless chair' as well as improvements in grip strength," said Steven Boonen, M.D., Ph.D., principal investigator in the Celtrix study and a member of the Department of Internal Medicine at the University Hospital Leuven, Belgium. "Both parameters are clinically relevant as they have been shown to be predictive of hip fracture."

Addressing Major Medical Needs

         Hip fracture patients annually total about 300,000 in the United States and a comparable number in Europe, and this group is expected to increase substantially with the rapidly aging population. These patients are a subset of the 1,500,000 fractures which occur annually in the United States due to severe osteoporosis. An estimated 24,000,000 people suffer from osteoporosis in the United States. SomatoKine findings not only provide encouragement for recovery from hip fracture surgery; they also represent a significant path for the potential treatment of severe osteoporosis.

         Hip fracture leads to severely compromised mobility and lack of functional independence. Not only is the cost of health care and rehabilitation high, but the rapid deterioration of the patient's physical condition threatens recovery and quality of life. Hip bone mineral density, grip strength and the ability to rise from a sitting position are all known to be strong predictors of fracture risk. Celtrix's goal is to provide short-term treatment with SomatoKine to build bone and muscle strength, restore mobility, and increase the patient's functional independence.

         The findings from this feasibility study will be important in designing a full-scale Phase II trial for recovery from hip fracture surgery as well as in initiating clinical studies for the treatment of severe osteoporosis. Before initiating these studies, however, Celtrix intends to establish corporate partnership(s) for the continued global development of SomatoKine for treatment of hip fracture surgery and osteoporosis.

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"Celtrix's  SomatoKine  Demonstrates Positive Effects in Patients Recovering
from Hip Fractures Caused by Severe Osteoporosis"
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The SomatoKine Complex

         SomatoKine is the recombinant equivalent of the natural complex, IGF-BP3, formed by the anabolic hormone insulin-like growth factor-I (IGF) and its major regulatory binding protein (BP3). Following hip fracture, blood levels of IGF-BP3 drop substantially, and patients begin losing bone and muscle mass. The unique feature of SomatoKine is that it has a role in the metabolism of both bone and muscle. Administration of SomatoKine establishes a circulating reservoir of the IGF-BP3 complex that is proving safe and effective in clinical research.

Clinical Study Overview

         The multi-center, Phase II clinical feasibility study with SomatoKine was conducted in Belgium. It was designed to measure a number of parameters believed to be of significance in treating patients recovering from hip fracture surgery. This traumatic injury is most often the result of severe osteoporosis. The randomized, placebo-controlled and double-blinded trial involved 26 women, average age of 76, who have undergone hip fracture surgery. The study participants were randomized into three groups, receiving either a placebo, 0.5 mg/kg per day or a 1.0 mg/kg per day dose of SomatoKine, all administered by subcutaneous infusion through a portable minipump. Treatment was administered continuously for a total of eight weeks immediately following hip fracture surgery. Parameters being evaluated included changes in body composition as measured by dual-energy x-ray absorptiometry, markers of bone metabolism, activities of daily living, and other parameters relevant for the assessment of recovery from hip fracture surgery and measures of osteoporosis, in general. No drug related adverse events were reported.

Additional Information

         Celtrix is a biopharmaceutical company developing therapeutics for seriously debilitating, degenerative conditions primarily associated with severe trauma, chronic diseases or aging. The company's focus is on SomatoKine, the novel IGF-BP3 complex, for treatment of a broad range of metabolic disorders. SomatoKine is also currently undergoing Phase II clinical testing for the treatment of traumatic burns and diabetes. Celtrix has also licensed rights for development of another molecule, TGF-beta-2, to Genzyme Corporation for incorporation into their comprehensive program for tissue repair. TGF-beta-2 is currently in Phase II clinical testing for treatment of dermal ulcers.

         This news release contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Actual results may differ materially from the statements made, as a result of various factors, including risks associated with the ability of the company to enter into a collaboration with a corporate partner for the continuation of the clinical trials for recovery from hip fracture surgery and the initiation of trials for osteoporosis, that the results of this small feasibility study for recovery from hip fracture surgery will continue to show the same observations, or that there will be any statistically relevant results in a larger Phase II or Phase III trial, as well as risks associated with future research, clinical study results, the regulatory approval process, competitive products and other factors which are listed from time to time in Celtrix's Securities and Exchange Commission (SEC) filings. These forward-looking statements represent Celtrix's judgment as of the date of this news release.

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